# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## April 14, 2017

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Blackhawk Network Holdings, Inc.

### File No. 001-35882 - CF#34029

_____

Blackhawk Network Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed July 28, 2016, as amended on February 24, 2017.

Based on representations by Blackhawk Network Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

|  |  |
|---|---|
| Exhibit 10.1 | through December 31, 2023 |
| Exhibit 10.2 | through December 31, 2023 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary